Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following are a press release dated November 30, 2015 entitled: “NXP Announces Executive Management Transition” and a letter sent to all employees by Rick Clemmer on November 30, 2015.

NXP Announces Executive Management Transition

Eindhoven, Netherlands, November 30, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) announced today that effective December 7, 2015 Dan Durn will become Executive Vice President and Chief Financial Officer of NXP. Peter Kelly, NXP’s current CFO, has expressed a desire to retire in 2017 and the appointment of Mr. Durn is part of the succession plan for the company. Mr. Kelly will continue to report to Rick Clemmer, NXP’s CEO and will continue to be a key member of the NXP Management Team. In his new role Mr. Kelly will focus on Strategy and M&A, as well as ensuring a successful integration with Freescale.

“The potential of the merger was a key factor in attracting Dan to join NXP,” said Rick Clemmer, NXP Chief Executive Officer. “I have known Dan for many years and am confident his deep core competence in semiconductors and leadership skills will further strengthen our management team, support our long term growth and enhance our shareholder appreciation. The retention of Dan from Freescale gives us a world class semiconductor CFO while allowing us a suitable transition period. I am very pleased that Peter is staying with the company to help Dan with the transition and ensure we will not miss a beat in our ambitions.”

Before joining NXP, Mr. Durn was senior vice president and CFO of Freescale Semiconductor. Prior to Freescale, he served as CFO and executive vice president of finance and administration at Globalfoundries, the industry’s second largest semiconductor foundry. Prior to Globalfoundries, Durn was head of M&A and strategy at Advanced Technology Investment Company (ATIC), a $15 billion private equity company. He also served as vice president in investment banking at Goldman, Sachs & Company and was a member of their merger leadership group. Dan graduated from the U.S. Naval Academy with a BS in control systems engineering and served in the Navy for six years upon graduation. He also earned an MBA in finance from Columbia Business School.

“The NXP Freescale combination will bring together two great companies whose best days lie ahead,” said Durn. “We become an automotive and MCU powerhouse with the scale to deliver significant earnings power. I’m honored to have this role and I’m looking forward to working with Peter in the coming months during the transition.”

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the automotive, identification and mobile industries, and in application areas including wireless infrastructure, lighting, healthcare, industrial, consumer tech and computing. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 151 257 43 299

MT UPDATE

DAN DURN TO BECOME NEW CHIEF FINANCIAL OFFICER

PETER KELLY ANNOUNCES 2017 RETIREMENT

Monday, November 30, 2015

To: All NXP employees

Today I am pleased to announce that Dan Durn, will become EVP and CFO of NXP as of December 7, 2015, when we expect the proposed merger to become effective. Dan is currently SVP and CFO of Freescale, and previously EVP of Finance & Administration at Globalfoundries, the industry’s second largest semiconductor foundry. Before this, he was Head of Mergers & Acquisitions and Strategy at Advanced Technology Investment Company (ATIC), a $15 billion private equity company. Peter Kelly had expressed a desire to retire in 2017 and we thought this was the best time to execute a transition. We collectively felt it appropriate to secure Dan in this important role before Day One, and now that we have received final approval on the proposed merger, we can move forward with the required focus

Peter and I have both known Dan for more than 8 years, and have worked closely with him in the last 8 months on the Integration Steering Committee. I am confident that the deep core competence in semiconductors and leadership skills of this world-class CFO will further strengthen the NXP Management Team.

I am very pleased that Peter will be staying with us, and as a member of the MT he will report to me and will focus on Strategy, M&A and ensuring a successful integration of the two companies. We are now more than ready to support the long-term growth of NXP and further enhance our shareholder appreciation.

Rick Clemmer

CEO